FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 30 April, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Notice of the Annual General Meeting of Shareholders and of an Extraordinary General Meeting of Shareholders to be held on 2nd June 2020 and the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A.

Société Anonyme

26, Boulevard Royal, 4th Floor,

L-2449 Luxembourg

RCS Luxembourg B 85 203

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 2ND JUNE 2020

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on 2nd June 2020, at 15:00 (Central European time) and that an Extraordinary General Meeting of Shareholders of the Company will be held immediately after the adjournment of the Annual General Meeting of Shareholders (together, the “Meetings”).

The Meetings were originally scheduled to be held in Luxembourg on 30th April 2020. However, in light of the uncertainty around the extent and timing of the spread of the SARS-CoV-2 virus, the imposition or relaxation of protective measures adopted in response to the pandemic, and their effect on the energy industry generally and the Company’s business in particular, on 25th March 2020, the Company’s board of directors resolved to postpone the Meetings to the above stated date.

At the Annual General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Annual General Meeting of Shareholders.” At the Extraordinary General Meeting of Shareholders, shareholders will vote on the items listed below under the heading “Agenda for the Extraordinary General Meeting of Shareholders.”

Agenda for the Annual General Meeting of Shareholders

1.	Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and on the annual accounts as at 31st December 2019, and of the external auditors’ reports on such consolidated financial statements and annual accounts.

2.	Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2019.

3.	Approval of the Company’s annual accounts as at 31st December 2019.

4.	Allocation of results and approval of dividend for the year ended 31st December 2019.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2019.

6.	Election of the members of the Board of Directors.

7.	Approval of the Company’s compensation policy applicable to the members of the Board of Directors and the Chief Executive Officer.

8.	Approval of the Company’s compensation report for the year ended 31st December 2019.

9.	Appointment of the external auditors for the fiscal year ending 31st December 2020, and approval of their fees.

10.	Authorization to the Company, or any subsidiary, to from time to time purchase, acquire or receive securities of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

11.	Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Agenda for the Extraordinary General Meeting of Shareholders

1.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

a.	the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such meeting;

b.	the renewal of the authorization to the board of directors, or any delegate(s) duly appointed by the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate (s) may in its or their discretion resolve;

c.	the renewal of the authorization to the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

d.	the decision that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

e.	the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver; and

f.	the amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on this item of the agenda.

Resolutions at the Annual General Meeting of Shareholders will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

The Extraordinary General Meeting of Shareholders may not validly deliberate on the renewal of the authorized share capital and the proposed amendment of the Company’s articles of association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at the first Extraordinary General Meeting of Shareholders, a second Extraordinary General Meeting of Shareholders may be convened in accordance with the Company’s articles of association and applicable law and such second Extraordinary General Meeting of Shareholders shall validly deliberate regardless of the number of shares represented. Resolutions at the Extraordinary General Meeting of Shareholders shall be adopted by a two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.

Holders of Shares: procedures for voting at one or both Meetings

Due to the COVID-19 pandemic, the disease caused by the SARS-CoV-2 virus, on 18th March 2020, the Luxembourg government declared a state of emergency for a period of three months and enacted by way of decree a number of temporary measures, including the Gran Ducal regulation of 20 March 2020 (the “Regulation”), on the holding of meetings in companies and other legal entities.

The Regulation provides, among other things, that notwithstanding any provision to the contrary in the articles of association and regardless of the expected number of participants, a company may hold any general meeting of shareholders without a physical meeting and require shareholders (or other participants in the meeting), subject to certain conditions, to exercise rights exclusively through a proxy holder designated by the company.

As permitted by the Regulation, for safety reasons, the Company has resolved that shareholders may not attend the Meetings in person and shall, instead, exercise their rights in connection with the Meetings in the manner described in this Notice.

In accordance with the Luxembourg Law of 24th May 2011 (as amended by the Luxemburg Law of 1st August 2019) on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to vote at either Meeting is restricted to those shareholders who are holders of shares of the Company on 19th May 2020 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

Shareholders will be entitled to exercise their rights in connection with the Meetings exclusively through a proxy holder designated by the Company. No shareholder may attend the Meetings in person. A shareholder will be entitled to vote by proxy at one or both Meetings in respect of those shares of the Company which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to vote by proxy at the Meetings.

If you are a holder of shares of the Company on the Shareholders’ Record Time and you wish to vote by proxy at one or both Meetings, you must complete and return to the Company the AGMS/EGMS Proxy Form, appointing a proxy holder designated by the Company and providing voting instructions in connection with the Meetings. The AGMS/EGMS Proxy Form must be received by the Company ON OR BEFORE 19th MAY 2020 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). Please note that in the event that the Company does not receive the AGMS/EGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote at the Meetings.

Any shareholder wishing to vote at the Meetings is required to provide reasonably satisfactory evidence to the Company (prior to the Meetings) as to the number of shares of the Company held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must be provided by means of a certificate issued by the relevant shareholder’s bank or stockbroker, which must include at least shareholder’s name, shareholder’s registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Certificate of Shareholding”). The Certificate of Shareholding must be delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE 26th MAY 2020 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

In compliance with the Shareholders’ Rights Law and other applicable laws and regulations, this convening notice (which contains the agenda for the Meetings and the procedures for voting at the Meetings), the total number of shares of the Company and voting rights as of the date of this notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agendas for the Meetings and draft resolutions proposed to be adopted at the Meetings), the Company’s 2019 annual report (which contains the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and the Company’s annual accounts as at 31st December 2019, together with the external auditors’ reports and the consolidated management report and certifications), the Compensation Policy, the 2019 Compensation Report, the report of the Company’s board of directors in connection with the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders, the AGMS/EGMS Proxy Form and the model Certificate of Shareholding, required to be submitted to the Company for purposes of voting at the Meetings, are available to shareholders as of the date of this notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The AGMS/EGMS Proxy Form and the Certificate of Shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the following postal addresses, or by electronic message to the following electronic address: investors@tenaris.com.

Luxembourg:

26, Boulevard Royal, 4th Floor,

L-2449 Luxembourg

Attn: Adélia Soares

Italy:

c/o Dalmine S.p.A.

Piazza Caduti 6 luglio 1944 n. 1 24044

Dalmine (BG)

Attn: Marco María Tajana and/or Francesco Giuseppe Bettiol

Mexico:

c/o Tubos de Acero de México, S.A.

Campos Elíseos 400-Piso 17

Col. Chapultepec Polanco

11560 Ciudad de México

Attn: Félix Todd and/or Ulises Martínez

In the case of shares held through fungible securities accounts in Mexico, the Certificate of Shareholding must be issued by S.D. Indeval Institución para el Depósito de Valores S.A. de C.V. (Paseo de la Reforma #255, 3er. piso Col. Cuauhtémoc, Mexico City) in accordance with applicable regulation.

The AGMS/EGMS Proxy Form will only be valid if it includes the shareholder’s name, registered office/address and signature and, in the event of shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual(s) representing such corporation or other legal entity. Incomplete or erroneous AGMS/egms Proxy Forms or AGMS/EGMS Proxy Forms which are not timely delivered or do not satisfy the required formalities will be discarded and the underlying shares WILL not be voted at the MeetingS.

The proxy holder voting at the Meetings will be a person designated by the Company and appointed in the AGMS/EGMS Proxy Form by each shareholder electing to vote by proxy at one or both meetings. Accordingly, the proxy holder will represent all shareholders electing to vote by proxy at one or both Meetings and will vote the shares of the represented shareholders differently, in accordance with the instructions given to the proxy holder by each shareholder.

Each share is indivisible for purposes voting at the Meetings. Co-owners of shares, beneficiaries and bare-owners of shares, and pledgors and pledgees of pledged shares may only submit one AGMS/EGMS Proxy Form.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agendas for the Meetings; and (b) propose draft resolutions for the items included or to be included on the agendas for the Meetings. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company ON OR BEFORE 11th MAY 2020, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meetings and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meetings.

Holders of ADRs: procedures for voting at one or both Meetings

Holders of American Depositary Receipts (“ADRs”) as of 19th MAY 2020 (the “ADR Holders’ Record Date”) are entitled to instruct DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary (the “Depositary”), as to the exercise of the voting rights in respect of the Company’s shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Proxy materials will be available to ADR holders as of the date of this notice on the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting. Voting instructions and voting cards will be sent to ADR holders by the Depositary. Any eligible ADR holder who wishes to give voting instructions in respect of the shares underlying its ADRs must follow the instructions and meet the deadlines set forth in such voting instructions and voting cards.

In accordance with the Luxembourg Law of 11th January 2008 on transparency obligations for issuers of securities, each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at tenaris.com/en/sustainability/governance-and-ethics/ and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

On 30th April 2020, the Company had a total issued share capital of US$1,180,536,830, represented by 1,180,536,830 shares, each share carrying one vote.

Cecilia Bilesio

Secretary of the Board of Directors

30th April 2020

Tenaris S.A. Société Anonyme 26, Boulevard Royal, 4th Floor L – 2449 LUXEMBOURG R.C.S. Luxembourg B-85.203

Dear Tenaris Shareholder and ADR Holder,

I encourage you to vote at the Annual General Meeting of Shareholders and at the Extraordinary General Meeting of Shareholders (the “Meetings”) of Tenaris S.A. (the “Company”) both to be held on Tuesday 2nd June 2020. The Annual General Meeting of Shareholders will begin at 15:00 (Central European Time) and the Extraordinary General Meeting of Shareholders will begin immediately after the adjournment of the Annual General Meeting of Shareholders.

The Meetings were originally scheduled to be held in Luxembourg on 30th April 2020. However, in light of the uncertainty around the extent and timing of the spread of the SARS-CoV-2 virus, the imposition or relaxation of protective measures adopted in response to the pandemic, and their effect on the energy industry generally and the Company’s business in particular, on 25th March 2020, the Company’s board of directors resolved to postpone the Meetings to the above stated date.

At the Annual General Meeting of Shareholders, you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors, directors’ and chief executive officer’s compensation, and the appointment of the external auditors. Subsequently, the Extraordinary General Meeting of Shareholders will resolve on the renewal of the authorized share capital of the Company and related authorization and waivers.

The convening notice of the Meetings (which contains the agenda for the Meeting and the procedures for voting at the Meetings), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meetings), the Company’s 2019 annual report (which contains the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and the Company’s annual accounts as at 31st December 2019, together with the external auditors’ reports and the consolidated management report and certifications), the Compensation Policy, the 2019 Compensation Report, the report of the Company’s board of directors in connection with the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders, and the forms required to be submitted to the Company for purposes of voting at the Meetings are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

I believe that stakeholder participation and long-term engagement is key to the success of every company. Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meetings. If you are a holder of shares on 19th May 2020 at 24:00 (midnight), Central European Time, you can vote by proxy at the Meetings. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to vote your shares or ADRs at the Meetings.

Yours sincerely,

Paolo Rocca

Chairman and Chief Executive Officer

30th April 2020

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April 30, 2020

TENARIS S.A.

Please be advised of the following Depositary's Notice of Annual & Extraordinary General Meeting of Shareholders:

Depositary Receipt Information

CUSIP:	88031M109	(DTC Eligible)	ADS ISIN:	US88031M1099

Country of Incorporation:	Luxembourg

Meetings Details:	Annual & Extraordinary General Meetings of Shareholders currently scheduled for June 2, 2020.

Distribution Date:	April 27, 2020

ADS Record Date:	May 19, 2020

Voting Deadline:	May 26, 2020 at 1:00 PM (Eastern Standard Time) for written proxy cards, internet and telephone voting.

Meeting Date:	June 2, 2020 at 15.00 (Central European Time)

Meeting Agendas:	The Company's Notice of Meeting, including the Agendas, is available at the Company’s website at: ir.tenaris.com/corporate-governance/annual-general-meeting

Ratio (ORD:DR):	2:1

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Share (“ADS”) program of Tenaris S.A. (the “Company”) has received notice from the Company of an Annual General Meeting of Shareholders and an Extraordinary General Meeting (the “Meetings”) currently scheduled on the date set forth above. A copy of the notice of the Meetings is available on the Company's website at ir.tenaris.com/corporate-governance/annual-general-meeting.

In accordance with the provisions of the Amended and Restated Deposit Agreement, dated as of March 13, 2013, among the Company, the Depositary, and all registered owners ("Owners") and holders from time to time of ADSs issued thereunder (the "Deposit Agreement"), Owners of ADSs representing ordinary shares of the Company ("Shares"), at the close of business (Eastern Standard Time) on the ADS Record Date set forth above, will be entitled, subject to any applicable provision of Luxembourg law, the Company's articles of association and the provisions governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the number of Shares represented by their respective ADSs. A voting instruction form is enclosed for that purpose.

Although the Company has instructed the Depositary to mail voting instruction materials to Owners of record at the Distribution Date set forth above, voting instructions will only be accepted and counted for positions held by those Owners on the ADS Record Date set forth above. Voting instructions must be received by the Depositary on or before the Voting Deadline set forth above. Owners are advised that if the number of ADSs held by an Owner on the ADS Record Date set forth above differs from that on the Distribution Date, the Depositary will only apply such voting instructions to those ADSs held by such Owner on the ADS Record Date. Owners on the ADS Record Date that were not Owners on the Distribution Date may only be able to provide voting instructions electronically.

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Note that Owners may only provide voting instructions on particular agenda items in respect of all of their ADSs and may not split voting instructions on a particular agenda item.

With respect to any voting instructions received by the Depositary on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable, to vote or cause to be voted the number of Shares represented by the ADSs in accordance with such voting instructions.

Owners are advised that, pursuant to the provisions of the Deposit Agreement, if voting instructions are not timely received by the Depositary from an Owner on or before the Voting Deadline set forth above with respect to the Shares represented by such Owner's ADS on the ADS Record Date, in accordance with the provisions of the Deposit Agreement a proxy will be provided to a person designated by the Company with respect to the Shares to vote that amount of Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote Shares on any issue in accordance with the majority shareholders' vote on that issue) as determined by such appointed proxy, except that such instruction shall not be deemed to have been given and the Depositary shall not give a proxy with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to receive such proxy, (y) the Company has knowledge that substantial opposition exists with respect to the action to be taken at the meeting or (z) the matter materially and adversely affects the rights of holders of Shares. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company. The Company has instructed us that the appointed proxy will vote in the manner stated in the Company's shareholder meeting brochure and proxy statement.

Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADSs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred Voting Deadline. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such Voting Deadline.

The Company has also instructed the Depositary to notify Owners that Company’s 2019 annual report (which contains the Company’s consolidated financial statements as of and for the year ended December 31, 2019, and the Company’s annual accounts as at December 31, 2019, together with the external auditors’ reports and the consolidated management report and certifications) is available to Owners as of the date of the convening notice, and may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/ annual-general-meeting.

Note: Subject to the below, voting instructions will only be counted for those ADSs held on the ADS Record Date, although voting materials may have been received with respect to the distribution date used for the initial mailing.

Owners on the ADS Record Date that were not Owners on the Distribution Date will be mailed voting materials promptly after the ADS Record Date, however due to the narrow timeframe between the ADS Record Date and the Voting Deadline, such Owners may only provide voting instructions through electronic means (internet/phone).

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Toll Free Phone: (800) 821- 8780

International Phone: +1 (718) 921-8137

dbemails@astfinancial.com

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Tenaris S.A.

Société Anonyme

26, Boulevard Royal, 4th Floor

L-2449Luxembourg

RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on 2nd June 2020

This Shareholder Meeting Brochure and Proxy Statement is furnished by the Company in connection with the Meetings, both to be held on 2nd June 2020 for the purposes set forth in the convening notice of the Meeting (the “Notice”). The Annual General Meeting of Shareholders will begin at 15:00 (Central European Time) and the Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders.

The Meetings were originally scheduled to be held in Luxembourg on 30th April 2020. However, in light of the uncertainty around the extent and timing of the spread of the SARS-CoV-2 virus, the imposition or relaxation of protective measures adopted in response to the pandemic, and their effect on the energy industry generally and the Company’s business in particular, on 25th March 2020, the Company’s board of directors resolved to postpone the Meetings to the above stated date.

The Meetings have been convened by the Notice, which contains the agenda for the Meetings and the procedures for voting at the Meetings. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the “Shares”), including the Shares (the “Deposited Shares”) deposited with various agents for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of 13th March 2013, among the Company, the Depositary and all registered owners and holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg law of 11th January 2008, as amended and supplemented, on transparency obligations for issuers of securities (the “Transparency Law”), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company’s voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company’s website at https://www.tenaris.com/en/sustainability/governance-and-ethics/ and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

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Holders of Shares: procedures for voting at one or both Meetings

Due to the COVID-19 pandemic, the disease caused by the SARS-CoV-2 virus, on 18th March 2020, the Luxembourg government declared a state of emergency for a period of three months and enacted by way of decree a number of temporary measures, including the Gran Ducal regulation of 20 March 2020 (the “Regulation”), on the holding of meetings in companies and other legal entities.

The Regulation provides, among other things, that notwithstanding any provision to the contrary in the articles of association and regardless of the expected number of participants, a company may hold any general meeting of shareholders without a physical meeting and require shareholders (or other participants in the meeting), subject to certain conditions, to exercise rights exclusively through a proxy holder designated by the Company.

As permitted by the Regulation, for safety reasons, the Company has resolved that shareholders may not attend the Meetings in person and shall, instead, exercise their rights in connection with the Meetings in the manner described in the Notice.

In accordance with the Luxembourg Law of 24th May 2011 (as amended by the Luxemburg Law of 1st August 2019) on the exercise of certain rights of shareholders in general meetings of listed companies (the “Shareholders’ Rights Law”), the right to vote at either Meeting is restricted to those shareholders who are holders of shares of the Company on 19th May 2020 at 24:00 (midnight), Central European Time (the “Shareholders’ Record Time”).

Shareholders will be entitled to exercise their rights in connection with the Meetings exclusively through a proxy holder designated by the Company. No shareholder may attend the Meetings in person. A shareholder will be entitled to vote by proxy at one or both Meetings in respect of those shares of the Company which such shareholder duly evidences to hold at the Shareholders’ Record Time. Any changes to a shareholder’s holding of shares after the Shareholders’ Record Time shall be disregarded for purposes of determining the right of such shareholder to vote by proxy at the Meetings.

If you are a holder of shares of the Company on the Shareholders’ Record Time and you wish to vote by proxy at one or both Meetings, you must complete and return to the Company the AGMS/EGMS Proxy Form, appointing a proxy holder designated by the Company and providing voting instructions in connection with the Meetings. The AGMS/EGMS Proxy Form must be received by the Company ON OR BEFORE 19th MAY 2020 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS’ RECORD TIME). Please note that in the event that the Company does not receive the AGMS/EGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote at the Meetings.

Any shareholder wishing to vote at the Meetings is required to provide reasonably satisfactory evidence to the Company (prior to the Meetings) as to the number of shares of the Company held by such shareholder on the Shareholders’ Record Time. Such evidence of shareholding must be provided by means of a certificate issued by the relevant shareholder’s bank or stockbroker, which must include at least shareholder’s name, shareholder’s registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders’ Record Time, the stock exchange on which the shareholder’s shares trade and signature of the relevant shareholder’s bank or stockbroker (the “Certificate of Shareholding”). The Certificate of Shareholding must be delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE 26th MAY 2020 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

The AGMS/EGMS Proxy Form and the Certificate of Shareholding may be obtained free of charge from the Company’s website at ir.tenaris.com/corporate-governance/annual-general-meeting or at the Company’s registered office in Luxembourg. In addition, shareholders registered in the Company’s registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

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The AGMS/EGMS Proxy Form and the Certificate of Shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

The proxy holder voting at the Meetings will be a person designated by the Company and appointed in the AGMS/EGMS Proxy Form by each shareholder electing to vote by proxy at one or both meetings. Accordingly, the proxy holder will represent all shareholders electing to vote by proxy at one or both Meetings and will vote the shares of the represented shareholders differently, in accordance with the instructions given to the proxy holder by each shareholder.

Each Share is indivisible for purposes voting at the Meetings. Co-owners of shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged shares may only submit one AGMS/EGMS Proxy Form.

A shareholder who has completed and delivered to the Company the AGMS/EGMS Proxy Form, is entitled to, on a later date, revoke such AGMS/EGMS Proxy Form, and/or (ii) replace such AGMS/EGMS Proxy Form with a new AGMS/EGMS Proxy Form submitting new voting instructions, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement AGMS/EGMS Proxy Form, provided, that such notice of revocation and/or replacement AGMS/EGMS Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of the AGMS/EGMS Proxy Form shall be accepted by the Company if received after such deadlines.

In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares have the right to (a) include items on the agenda for the Meetings; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meetings. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before 11th May 2020 , to any of the postal addresses of the Company indicated in the convening notice, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meetings.

The Meetings will appoint a chairperson pro tempore to preside the Meetings. The chairperson pro tempore will have broad authority to conduct the Meetings in an orderly and timely manner.

Holders of ADRs: procedures for voting at one or both Meetings

Holders of ADRs as of 19th May 2020 (the “ADR Holders’ Record Date”) are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs. Only those ADR holders of record as of the ADR Holders’ Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions by 26th May 2020, 13:00 (Eastern Daylight Time), with respect to ADR holders giving instructions through a written proxy card, internet or telephone, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder’s ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder’s ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy to be given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADRs.

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Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted.

Resolutions at the Annual General Meeting of Shareholders will be passed by the simple majority of the votes validly cast, irrespective of the number of Shares present or represented.

The Annual General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for Annual General the Meeting of Shareholders, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon, are included below:

1.                   Consideration of the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and on the annual accounts as at 31st December 2019, and of the external auditors’ reports on such consolidated financial statements and annual accounts.

The consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and on the Company’s annual accounts as at 31st December 2019, and the external auditors’ reports on such consolidated financial statements and annual accounts, are included in the Company’s 2019 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company’s 2019 annual report includes all the information required by the Luxembourg law of 10th August 1915 on commercial companies, as amended (the “Commercial Companies Law”), and the information required under the Luxembourg law of 19th May 2006 implementing the Directive 2004/25/EC of the European Parliament and of the Council of 21st April 2004 on takeover bids. The non-financial statement required under article 1730-1 of the Commercial Companies Law and articles 68 and 68bis of the Luxembourg law of 19th December 2002 on the commercial and companies register and on the accounting records and annual accounts of undertakings, has been included in a separate annual sustainability report published on 30th April, and made available on the Company’s website at http://www.tenaris.com/en/Sustainability.aspx.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to acknowledge the consolidated management report and related management certifications on the Company’s consolidated financial statements as of and for the year ended 31st December 2019, and on the Company’s annual accounts as at 31st December 2019, and the external auditors’ reports on such consolidated financial statements and annual accounts.”

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2.                   Approval of the Company’s consolidated financial statements as of and for the year ended 31st December 2019.

The Company’s consolidated financial statements as of and for the year ended 31st December 2019 (comprising the consolidated statement of financial position and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company’s 2019 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s consolidated financial statements as of and for the year ended 31st December 2019”.

3.                   Approval of the Company’s annual accounts as at 31st December 2019.

The Company’s annual accounts as at 31st December 2019 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company’s 2019 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Company’s annual accounts as at 31st December 2019”.

4.                   Allocation of results and approval of dividend for the year ended 31st December 2019.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s annual accounts as at 31st December 2019, the Company’s legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

Dividends may be lawfully declared and paid if the Company’s net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at the Annual General Meeting of Shareholders, generally, but not necessarily, based on the recommendation of the Company’s board of directors (the “Board of Directors”). Under Article 21 of the Company’s articles of association, the Board of Directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the Annual General Meeting of Shareholders.

On 30th October 2019, the Board of Directors approved the payment of an interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million, which was paid to shareholders and ADR holders on 20th November 2019 (the “Interim Dividend”). In order to mitigate the impact of expected lower sales as a result of the spread of the SARS-CoV-2 virus, the collapse in oil prices and a scenario of unprecedented oversupply in the market, on 29th April 2020, the Board of Directors resolved to propose, for approval by the Annual General Meeting of Shareholders, that no further dividends be distributed in respect of fiscal year 2019 beyond the Interim Dividend.

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The Company’s annual accounts as at 31st December 2019, show a loss for 2019, of approximately US$ 47.4 million. However, considering the amount of the Company’s retained earnings and other distributable reserves, the Company has distributable amounts that exceed the Interim Dividend. The Interim Dividend was paid out of the Company’s retained earnings account. It is proposed that the loss of the year ended 31st December 2019, be absorbed by the Company’s retained earnings account.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved (i) to approve the interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million, which was approved by the Board of Directors on 30th October 2019, and paid to shareholders and ADR holders on or around 20th November 2019 out of the Company’s retained earnings account; and (ii) to approve that the loss of the year ended 31st December2019, be absorbed by the Company’s retained earnings account”.

5.                   Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended 31st December 2019.

In accordance with the Commercial Companies Law, following approval of the Company’s annual accounts as at 31st December 2019, the Annual General Meeting of Shareholders must vote as to whether those who were members of the Board of Directors throughout the year ended 31st December 2019, are discharged from any liability in connection with the management of the Company’s affairs during such year.

It is proposed that those who were members of the Board of Directors throughout the year ended 31st December 2019, be discharged from any liability in connection with the management of the Company’s affairs during such year.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to discharge all those who were members of the Board of Directors throughout the year ended 31st December 2019, from any liability in connection with the management of the Company’s affairs during such year.”

6.                   Election of the members of the Board of Directors.

Management of the Company is vested in the Board of Directors, which has the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a Board of Directors consisting of a minimum of three and a maximum of fifteen directors.

As of the date hereof, the Board of Directors is composed of the following eleven directors:

1.	Roberto Bonatti
2.	Carlos Condorelli
3.	Germán Curá
4.	Roberto Monti
5.	Gianfelice Mario Rocca
6.	Paolo Rocca
7.	Jaime Serra Puche
8.	Yves Speeckaert
9.	Mónica Tiuba
10.	Amadeo Vázquez y Vázquez
11.	Guillermo Vogel

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Board members Monti, Serra Puche, Speeckaert, Tiuba and Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and board members Messrs. Monti, Serra Puche, Speeckaert and Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association.

It is proposed that the number of directors be increased to twelve, that all of the current directors be reappointed to the Board of Directors, and that Mr. Simon Ayat be newly appointed to the Board of Directors, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2020 annual accounts. If appointed by the Annual General Meeting of Shareholders, Mr. Ayat will also qualify as independent director for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

Set forth below is summary biographical information of each of the candidates:

Simon Ayat. Mr. Ayat served as Schlumberger’s executive vice president and chief financial officer from 2007 until early 2020. He is currently a senior strategic advisor to the chief executive officer. Mr. Ayat has held several financial and operational positions in Schlumberger, where he commenced his career in 1982. He was based in Paris, Houston and Dallas, as well as in the Middle East and Far East regions, serving as group treasurer, controller, Geomarket manager for Indonesia and drilling regional vice president for Asia Pacific. Mr. Ayat is also a member of the board of directors of Eurasia Drilling Company, the largest provider of drilling services in Russia. He is a French and Lebanese citizen.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as the Company’s Chief Financial Officer from October 2002 until September 2007. He is also a board member of Ternium. He has held several positions within Tenaris, including also the Chief Financial Officer position in some of the principal Tenaris Group companies and member of the Company’s audit committee between November 1, 2017 and May 2, 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A. (“Edelap”), an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Germán Curá. Mr. Curá is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Board. He served as president of our operations in North America until May 2, 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and Chief Executive Officer of Maverick Tubulars and president and Chief Executive Officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of directors of the American Iron and Steel Institute (AISI) and of Deep Ocean AS. He is a marine engineer from the Instituto Tecnológico de Buenos Aires and an MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is an U.S. citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors and of its audit committee. He has served as vice president of exploration and production of Repsol YPF and as chairman and Chief Executive Officer of YPF. He was a member of the board of directors of YPF until December 2019. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger wire & testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

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Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is Chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. Moreover, in Italy, he is member of the board of Bocconi University, of the advisory board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board and member of the European Round Table of Industrialists (“ERT”). Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors and our Chief Executive Officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and vice president of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime José Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors and of its audit committee. He is the chairman of SAI Derecho & Economía, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, and chairman of the board of BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Yves Speeckaert. Mr. Speeckaert is a member of the Company’s board of directors. He served as director of KPMG Consulting in London, United Kingdom and Sao Paulo, Brazil, where he led various high-profile engagements in the telecom, energy and agri-business industries. He was also director of structured finance of Banca Intesa-Sanpaolo (London). Since 2010 he is a Luxembourg-based independent director of regulated investment funds (mostly private equity, RE, and UCITS funds, as well as impact funds) and he is a member of the board of directors of several industrial holdings. He is also active in carbon offsetting and climate change mitigation strategies with funds, governments and corporations particularly as related to Corporate Environmental and Social Responsibility (ESR). He is a member of the Luxembourg Institute of Administrators (ILA). He holds an MBA from the University of California at Berkeley and a B.A in Philosophy from the University of Louvain and is a contributing and active member of the Alumni association of UC Berkeley. Mr. Speeckaert is a Belgian citizen.

Mónica Tiuba. Ms. Tiuba is a member of the Company’s board of directors and of the audit committee. She is a Brazilian qualified lawyer and accountant with over 17 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She holds a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors and the chairman of its audit committee. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He is a business consultant and previously served as Chief Executive Officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the audit committee of BBVA Banco Francés S.A. until 2003, Chairman of the board of directors of Telecom Argentina S.A. until April 2007 and independent alternate director of Gas Natural Ban, S.A, of Grupo Gas Natural Fenosa until April 2018. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

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Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Board. He is the chairman of Grupo Collado and Exportaciones IM Promoción, and served as president of Canacero until April 16, 2018. Mr. Vogel is also a member of the board of directors of each of Techint, S.A. de C.V., Alfa, Banco Santander (México) S.A, the Universidad Panamericana – IPADE, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

The Board of Directors met ten times during 2019. On January 31st, 2003, the Board of Directors created the Audit Committee pursuant to Article 11 of the Company’s articles of association, which operates under a charter which has been amended and restated by the Board of Directors on 31st October 2018. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) increase the number of members of the Board of Directors to twelve; (ii) appoint Mr. Simon Ayat to the Board of Directors; (iii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Yves Speeckaert, Ms. Mónica Tiuba, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors; each of the persons appointed and re-appointed, respectively, in (ii) and (iii) above to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2020 annual accounts.”

7.                   Approval of the Company’s compensation policy applicable to the members of the Board of Directors and the Chief Executive Officer

Luxembourg adopted the law of 1° August 2019 (amending the Shareholders Rights Law), which transposed into domestic law the provisions of the EU Directive 2017/828 of the European Parliament and of the Council of 17th May 2017 (amending Directive 2007/36/EC) regarding the encouragement of long-term shareholder engagement in listed companies within the Member States of the European Union.

Article 7bis of the Shareholders Rights Law imposes on the Company, among others, the obligation to adopt a compensation policy applicable to the members of the Board of Directors and the chief executive officer (the “Compensation Policy”).

The Board of Directors approved, at its meeting held on 29th April 2020, the Compensation Policy of the Company, which sets forth the principles and guidelines for purposes of determining the compensation payable to the members of the Board of Directors and the Company’s chief executive officer. The Compensation Policy is available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

In accordance with the Shareholders Rights Law, the Company submits the Compensation Policy to an advisory non-binding vote at the Annual General Meeting of Shareholders.

In addition, in accordance with the proposed Compensation Policy, it is proposed that each member of the Board of Directors receive an amount of US$97,750 as compensation for his/her services during the fiscal year 2020; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$46,750 and that the Chairman of the Audit Committee receive, further, an additional fee of US$8,500. In all cases, the proposed compensation will be net of Luxembourg social security charges, to the extent applicable.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Compensation Policy of the Company, which sets forth the principles and guidelines for purposes of determining the compensation payable to the members of the Board of Directors and the Company’s chief executive officer. In addition, the Annual General Meeting of Shareholders resolved to approve that (i) that each of the members of the Board of Directors receive an amount of US$97,750, as compensation for his/her services during the fiscal year 2020; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$46,750; and (iii) the Chairman of the Audit Committee receive, further, an additional fee of US$8,500. In all cases, the approved compensation will be net of any Luxembourg social security charges, to the extent applicable.”

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8.                   Approval of the Company’s compensation report for the year ended 31st December 2019

Article 7ter of the Shareholders Rights Law imposes on the Company, among others, the obligation to prepare an annual compensation report, providing a comprehensive overview of the remuneration, including all benefits in whatever form, awarded or due during the most recent financial year to each member of the Board of Directors and the chief executive officer (the “Compensation Report”).

The Board of Directors approved, at its meeting held on 29th April 2020, the Compensation Report of the Company, which sets forth the compensation paid or payable by the Company, or any of its subsidiaries, to the members of the Board of Directors and to the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2019. The Compensation Report, which must be read in conjunction with the Compensation Policy, is available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

In accordance with the Shareholders Rights Law, the Company submits the Compensation Report to the advisory non-binding vote at the Annual General Meeting of Shareholders.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to approve the Compensation Report of the Company, which sets forth the compensation paid or payable to the members of the Board of Directors and the Company’s chief executive officer, for the performance of their duties during the year ended 31st December 2019.”

9.                   Appointment of the external auditors for the fiscal year ending 31st December 2020, and approval of their fees.

Pursuant to its charter, the Audit Committee is responsible to consider and make recommendations to the Board of Directors, to be put to shareholders for approval at the Annual General Meeting of Shareholders, regarding the appointment, re-appointment or removal of the Company’s external auditors. In addition, the Audit Committee is responsible to review the appropriateness and provision of permitted non-audit fees and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the Company’s external auditors.

In the performance of its function, at its 18th February 2020 meeting, the Audit Committee resolved to recommend the re-appointment of PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé (“PwC), as the Company’s external auditors for the year ending 31st December 2020, and resolved to request the Board of Directors to submit the Audit Committee’s recommendation for the appointment of PwC as the Company’s independent registered public accounting firm for fiscal year 2020, for final approval by the Annual General Meeting of Shareholders.

At its 28th April 2020 meeting, the Audit Committee reviewed and approved PwC’s fee proposal relating to audit, audit-related, tax compliance and tax advisory services, and other non-audit services to be rendered during the fiscal year ending 31st December 2020, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency, equal to ARS 97,417,955, BRL 502,973, EUR 1,504,416, MXN 4,119,270, and US$ 529,091, authorizing management to, within the maximum amount approved for each reference currency, reallocate such amounts to any audit or audit-related services, provided that such reallocation is subsequently reported to the Audit Committee on a timely basis and that no reallocation is made for fees originally allocated to audit or audit-related services of subsidiaries of the Company that are transferred to third parties, liquidated or dissolved. Such fees will cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting, tax compliance and tax advisory services, and other permitted non-audit services to be rendered by the external auditors during 2020.  For information purposes, the aggregate amount of fees for all services to be rendered by the external auditors during the fiscal year ending 31st December 2020, is equivalent to approximately US$ 3.9 million (based on the exchange rate between the U.S. Dollar and each applicable reference currency as of 6th April 2020).  The Audit Committee resolved to request the Board of Directors to submit the described fees, for final approval by the Annual General Meeting of Shareholders.

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Accordingly, it is proposed that the Annual General Meeting of Shareholders approve the appointment of PwC as the Company’s external auditors for the fiscal year ending 31st December 2020, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2020 annual accounts, and that the Annual General Meeting of Shareholders approve PwC’s fees and authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to (i) appoint PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, as the Company’s external auditors for the fiscal year ending 31 December2020, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2020 annual accounts; (ii) approve the external auditors’ fees for audit, audit-related, tax compliance and tax advisory services, and other permitted non-audit services to be rendered during the fiscal year ending 31st December 2020, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 97,417,955, BRL 502,973, EUR 1,504,416, MXN 4,119,270, and US$ 529,091, and (iii) authorize the Audit Committee to approve any increase or reallocation of the external auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

10.               Authorization to the Company, or any subsidiary, to from time to time purchase, acquire or receive securities of the Company, in accordance with Article 49-2 of the Luxembourg law of 10 August 1915 and with applicable laws and regulations.

The Commercial Companies Law provides that any Luxembourg commercial company may acquire its own shares, either directly or through a person acting on the company’s behalf, subject to, among other conditions, prior authorization granted by the general meeting of shareholders of such company, which shall approve the terms and conditions of the proposed acquisitions, including the maximum number of shares to be acquired, the duration of the period for which the authorization is given (such maximum period being, as of to date, 5 years) and, in case of acquisitions for value, the maximum and minimum consideration.

It is proposed that the Annual General Meeting of Shareholders renew the authorization to the Company and to the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by American Depositary Receipts (“ADRs” and, collectively, “Securities”) granted by the Annual General Meeting of Shareholders held on 6th May 2015, on the following terms and conditions:

1.       Purchases, acquisitions or receptions of Securities may be made in one or more transactions as the Board of Directors or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.

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2.       The maximum number of Securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

3.       The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Securities in the stock exchange through which the Securities are acquired, during the five trading days in which transactions in the Securities were recorded in such stock exchange preceding (but excluding) the day on which the Securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are acquired; and, in the case of acquisition of Securities, other than in the form of ADRs, such maximum and minimum per Security purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying Shares represented by an ADR at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

4.       The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

5.       The acquisitions of Securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

6.       Only fully paid-up Securities may be acquired pursuant to this authorization.

7.       The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

8.       The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s Securities are traded, through public offers to all shareholders of the Company to buy Securities, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

9.       The acquisitions of Securities may be carried out at any time, during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

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10.       The authorization granted to acquire Securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

11.       The acquisitions of Securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et.seq. of the Commercial Companies Law and, in the case of acquisitions of Securities made through a stock exchange in which the Securities are traded, with any applicable laws and regulations of such market.

It is also proposed that the Annual General Meeting further grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid. It is further recommended that Board of Directors be expressly authorized to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.

Draft resolution proposed to be adopted: “the Annual General Meeting resolved to (i) renew the authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, shares, including shares represented by ADRs (“Securities”), on the terms and conditions set forth in the minutes of this Annual General Meeting; (ii) grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s articles of association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase, acquisition or reception of Securities, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Securities, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid; and (iii) authorize the Board of Directors to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization”.

11.               Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

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Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

Draft resolution proposed to be adopted: “the Annual General Meeting of Shareholders resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company’s website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.”

Extraordinary General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted.

The Extraordinary General Meeting of Shareholders may not validly deliberate on the proposed amendment of the Company´s articles of association unless at least half of the issued share capital is represented, unless otherwise provided for by applicable law. If the required quorum is not reached at the first Extraordinary General Meeting of Shareholders, a second Extraordinary General Meeting of Shareholders may be convened in accordance with the Company’s articles of association and applicable law and such second Extraordinary General Meeting of Shareholders shall validly deliberate regardless of the number of shares represented. Resolutions at the Extraordinary General Meeting of Shareholders shall be adopted by a two-thirds majority of the votes validly cast, unless otherwise provided for by applicable law.

The Extraordinary General Meeting of Shareholders is called to address and vote on the items of the agenda included in the Notice. The agenda for the Extraordinary General Meeting of Shareholders, including the report on the item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1.	Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

a.	the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such meeting;

b.	the renewal of the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve;
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c.	the renewal of the authorization to the Board of Directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

d.	the decision that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

e.	the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver; and

f.	the amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on this item of the agenda.

Pursuant to the Company’s articles of association, the Board of Directors is authorized for a period of five years to issue shares within the limits of the authorized share capital without shareholder approval, and any such issuances of shares may be made without reserving preferential subscription rights to the Company’s existing shareholders in certain cases (i.e., shares issued for consideration other than cash, shares issued as compensation to directors, officers, agents, or employees of the Company, its subsidiaries or affiliates, and shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or affiliates).

It is proposed that the Extraordinary General Meeting of Shareholders renew the authorization granted by the Extraordinary General Meeting of Shareholders held on 6th May 2015, to issue shares within the limits of the authorized share capital without shareholder approval for an additional five-year period on the same terms and conditions and grant the related authorizations and waivers as set forth in the agenda.

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The Board of Directors is of the opinion that the successful implementation and development of the Company and its group’s long term strategy will depend, among other factors, on their ability to grow through acquisitions or other investments on the best possible terms, and that the existence of the preferential subscription rights provided for by Luxembourg law for the benefit of existing shareholders will seriously reduce the flexibility of the Company to finance its operations and potential growth through issuances of shares; in addition, the preferential subscription rights procedure contemplated by Luxembourg law would, in some cases, risk delaying increases in share capital and issuances of new Shares at times when timing may be of the essence.

Accordingly, the Board of Directors believes it to be in the Company’s best interest that the Board of Directors be authorized to negotiate and conclude acquisitions, investments, joint ventures and other transactions using shares or rights to shares of the Company’s capital as consideration. Similarly, the Board of Directors believes that the interest of the Company requires that maximum flexibility be granted so that the Company be able to react quickly and without delay to any suitable acquisition, investment, joint venture or other strategic proposals or projects and/or to secure financing in connection thereto by issuing or offering to issue shares within the limits of the proposed authorization.

The Board of Directors also believes that the interest of the Company requires that the Board of Directors be authorized to issue such shares or rights thereto either at or below market price, and including by way of incorporation of reserves, as it may be necessary or convenient in light of the facts and circumstances of the transaction in question or its strategic significance.

The Board of Directors further believes that, for the Company and its group to maximize its ability to attract and retain valuable directors, managers, officers, agent or employees, it is its best interest that the Company retain the flexibility to offer to such persons shares or conversion, option or similar plans or incentive programs permitting the subscription of shares in the Company either at or below market price. Such plans and programs, by serving the purpose of facilitating the recruitment or retention of key employees and executives, would enable the Company and its group to secure business opportunities, further strengthen and develop its market position and continue the implementation of the Company’s long term strategy.

Accordingly, the Board of Directors believes that issuances of shares as compensation to, or to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliated companies should be made by the Board of Directors upon such terms and conditions as it deems fit and without reserving pre-emptive subscription rights to existing shareholders; provided, however, that any such issuances shall be limited to 1.5% of the Company’s issued share capital from time to time.

The report of the Board of Directors with respect to the proposed waiver of, suppression of, and authorization to suppress or limit, pre-emptive subscription rights by the existing shareholders of the Company is available to shareholders and ADR holders as of the date of the Notice.

Draft resolution proposed to be adopted: “The Meeting resolved to renew the validity period of the Company’s authorized share capital for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of this Meeting.

The Meeting resolved to renew the authorization to the Board of Directors, or any delegate(s) duly appointed by the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve.

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The Meeting resolved to renew the authorization to the Board of Directors, for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital and further resolved to waive any pre-emptive subscription rights provided for by law and related procedures.

The Meeting resolved that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Meeting further acknowledged and resolved to approve the report of the Board of Directors dated 19th February 2020, in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver. Such report of the Board of Directors shall remain annexed to the present deed to be registered therewith.

The Meeting then approved the amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on this item of the agenda, so that article 5 of the Company’s articles of association shall read as follows:

«Article 5. Share capital. The share capital of the Company is set at one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty US dollars (USD 1,180,536,830), represented by one billion one hundred and eighty million five hundred and thirty six thousand eight hundred and thirty (1,180,536,830) shares with a par value of one US dollar (USD 1) per share.

The authorized capital of the Company shall be two billion five hundred million US dollars (USD 2,500,000,000.-), including the issued share capital, represented by two billion five hundred million (2,500,000,000) shares with a par value of one US dollar (USD 1) per share.

The board of directors, or any delegate(s) duly appointed by the board of directors, may from time to time, for a period starting on the date of the Extraordinary General Meeting of Shareholders held on 2nd June 2020 and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve.

The Extraordinary General Meeting of Shareholders held on 2nd June 2020 has authorized the board of directors, for a period starting on the date of such Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital, and has waived any pre-emptive subscription rights provided for by law and related procedures.

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Notwithstanding the waiver of any preemptive subscription rights provided for by law and related procedures, by provision of the present Articles of Association, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive subscription rights shall apply):

(i)       any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

(ii)       any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Any issuance of shares within the authorized share capital must be recorded by notarial deed and this Article 5 must be amended accordingly.

Each share entitles the holder thereof to cast one vote at any shareholders’ meeting, subject to applicable law.

The board of directors may authorize the issuance of bonds which may be but are not required to be, convertible into registered shares, in such denominations and payable in such monies as it shall determine in its discretion. The board of directors shall determine the type, price, interest rates, terms of issuance and repayment and any other conditions for such issues. A register of registered bonds shall be held by the Company.”

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In accordance with the Shareholders’ Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2020 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company’s 2020 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company not later than twenty-two days prior to the 2021 Annual General Meeting of Shareholders, satisfying the requirements of the Shareholders’ Rights Law.

PricewaterhouseCoopers S.C., Réviseurs d’entreprises agréé, are the Company’s external auditors. A representative of the external auditors will be present at the Meetings to respond questions.

Cecilia Bilesio

Secretary to the Board of Directors

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